Filed Pursuant to Rule 433
Registration Statement No. 333-282565

ACCELERATED RETURN NOTES® (ARNs®)

ARNs® Linked to the iShares® Silver Trust
Issuer	The Bank of Nova Scotia (“BNS”)
Principal Amount	$10.00 per unit
Term	Approximately fourteen months
Market Measure	The iShares® Silver Trust (Bloomberg symbol: “SLV”)
Payout Profile at Maturity

●3-to-1 leveraged upside exposure to increases in the Market Measure, subject to the Capped Value

●1-to-1 downside exposure to decreases in the Market Measure, with up to 100.00% of your principal at risk

Participation Rate	300.00%
Capped Value	[$12.625 to $13.025] per unit, a [26.25% to 30.25%] return over the principal amount, to be determined on the pricing date
Investment Considerations

This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/9631/000183988225044318/bns_fwp-24255.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

●Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

●Payments on the notes are subject to the credit risk of BNS, and actual or perceived changes in the creditworthiness of BNS are expected to affect the value of the notes. If BNS becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

●Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Market Measure or the commodity held by the Market Measure.

●The initial estimated value of the notes on the pricing date will be less than their public offering price.

●If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

●You will have no rights of a holder of the Market Measure or the commodity held by the Market Measure, and you will not be entitled to receive any shares of the Market Measure or the commodity held by the Market Measure.

●There are liquidity and management risks associated with the Market Measure.

●The performance of the Market Measure may not correlate with the performance of the commodity held by the Market Measure as well as the net asset value per share of the Market Measure, especially during periods of market volatility when the liquidity and the market price of the shares of the Market Measure and/or the commodity held by the Market Measure may be adversely affected, sometimes materially.

●If the liquidity of the commodity held by the Market Measure is limited, the value of the Market Measure and, therefore, the return on the notes, would likely be impaired.

●Suspension or disruptions of market trading in the commodity held by the Market Measure may adversely affect the value of your notes.

●The price of the Market Measure will be influenced by the prices of silver, which may change unpredictably and affect the value of the notes in unforeseeable ways.

●The Market Measure is concentrated in a single commodity.

●Changes in the methodology used to calculate the silver spot price or changes in laws or regulations, which affect the price of silver, may affect the value of the notes.

●The market value of the notes may be affected by price movements in distant-delivery futures contracts associated with the silver spot price.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
Notes Return at Maturity
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
Market Measure Movement
Note Return at Maturity
Direct Investment in Market Measure, Excluding Dividends

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.000	-100.00%
-75.00%	$2.500	-75.00%
-50.00%	$5.000	-50.00%
-40.00%	$6.000	-40.00%
-30.00%	$7.000	-30.00%
-20.00%	$8.000	-20.00%
-10.00%	$9.000	-10.00%
-5.00%	$9.500	-5.00%
0.00%	$10.000	0.00%
2.00%	$10.600	6.00%
5.00%	$11.500	15.00%
7.00%	$12.100	21.00%
9.42%	$12.825(1)	28.25%
10.00%	$12.825	28.25%
20.00%	$12.825	28.25%
30.00%	$12.825	28.25%
40.00%	$12.825	28.25%
50.00%	$12.825	28.25%

(1)The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

The Bank of Nova Scotia (“BNS”) has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BNS has filed with the SEC for more complete information about BNS and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BNS’s Central Index Key, or CIK, on the SEC website is 9631. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BNS faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.